UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Pacific Biosciences of California, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

69404D108
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒       Rule 13d-1(b)

☐       Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 69404D108	13G

1.		NAMES OF REPORTING PERSONS Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,915,025
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,915,025
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,915,025
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.40%
12.		TYPE OF REPORTING PERSON (see instructions) HC, FI

CUSIP No. 69404D108	13G

1.		NAMES OF REPORTING PERSONS Nikko Asset Management Co., Ltd. (“NAM”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,915,025
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,915,025
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,915,025
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.40%
12.		TYPE OF REPORTING PERSON IA, HC, FI

Item 1(a).	Name of Issuer:

Pacific Biosciences of California, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1305 O’Brien Drive Menlo Park, California 94025

Item 2(a).	Name of Person Filing:

Sumitomo Mitsui Trust Holdings, Inc.

Nikko Asset Management Co., Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

SMTH: 1-4-1 Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan

NAM: Midtown Tower, 9-7-1 Akasaka, Minato-ku, Tokyo 107-6242, Japan

Item 2(c).	Citizenship:

SMTH: Japan

NAM: Japan

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

69404D108

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

SMTH:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Parent Holding Company

NAM:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Investment Adviser, Parent Holding Company

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

SMTH:

(a)	Amount beneficially owned: 11,915,025

(b)	Percent of class: 5.40%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 11,915,025

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 11,915,025

NAM:

(a)	Amount beneficially owned: 11,915,025

(b)	Percent of class: 5.40%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 11,915,025

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 11,915,025

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Exhibit A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2022

Sumitomo Mitsui Trust Holdings, Inc.
(Company)

/s/ Hideaki Takamiya
(Signature) Hideaki Takamiya / Senior Manager of Risk Management Dept
(Name/Title)

Nikko Asset Management Co.,Ltd
(Company)

/s/ Masahito Tonegawa
(Signature) Masahito Tonegawa / Head of Business Regulatory Compliance
(Name/Title)

Exhibit A

Pursuant to the instructions in Item 6 and Item 7 of Schedule 13G, the securities being reported on by each of SMTH and NAM, as parent holding companies, are owned, or may be deemed to be beneficially owned, by their subsidiary Nikko Asset Management Americas, Inc., which is classified as an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).